Mail Stop 3561

August 14, 2006

Joel P. Sens, Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314

>   **Re: Seawright Holdings, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed July 17, 2006**
>   **File No. 333-135810**

Dear Mr. Sens:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. We note that you are registering the resale of shares of common stock by Dutchess Private Equities Fund that were privately placed pursuant to an equity line agreement. Please tell us why you believe this private placement was completed prior to the filing of the registration statement so that Dutchess is

irrevocably bound to purchase securities once you exercise a put. Consider the following terms in your response:

- We note that section 2(H) of the investment agreement requires you to issue additional shares of common stock as liquidated damages after the filing of the registration statement. In addition, the dollar value of the common stock to be received as liquidated damages is unclear.

- We note that section 12(F) permits amendment of the terms of the investment agreement.

Please see the March 2001 Supplement to the Division's Current Issues Outline regarding private equity lines with registered resales, which is available on www.sec.gov. This document contains a Q&A that, among other things, describes provisions that give investors the ability to make investment decisions in which we would not consider the investor to be irrevocably bound to purchase the securities. Please note that if Dutchess is not irrevocably bound to purchase your common stock, the private placement relating to the investment agreement has not been completed and you may not register the resale of those shares under this registration statement. If you choose to renegotiate the terms of the investment agreement, you will need to withdraw your registration statement and re-file another registration statement after you have completed a new agreement.

3. In Note B to your Notes to Consolidated Financial Statements on page 64, you state that you actively and frequently trade securities with the objective of generating profits on short-term differences in price. Also, in 2004 over 44% of your assets were marketable securities. Please tell us why you believe you are not subject to regulation as an investment company under the Investment Company Act of 1940.

4. Please tell us why you are registering for resale 6,000,000 shares of common stock valued at $5,100,000, which may be issued under the equity line agreement, when the maximum amount under the agreement is only $5 million.

Use of Proceeds, page 19

5. Please revise to include the 1% placement fee. Further, please revise your disclosure based on the current market price of your stock, with additional prices to reflect the downward pressure on your stock price that is likely to result from the purchase and sale of shares under the equity line agreement.

Investment Agreement with Dutchess, page 20

6. Please revise to describe the 1% placement agent fee, the right of first refusal, and the right to cover.

7. Please describe Dutchess' plans to engage in short selling during the term of the agreement. We note that section 3(C) of the investment agreement states that Dutchess agrees not to short during the term of the agreement.

Selling Security Holders, page 22

8. In the first paragraph of this section, you state that the disclosures regarding your selling security holders are based upon information available to you as of May 31, 2006. Please remove this qualification or provide the information in this table as of the date of effectiveness of this registration statement.

9. In the footnotes to your selling stockholder table, please identify the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares you are registering on behalf of your selling shareholders. See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

10. Please revise to include dilution information in connection with the Dutchess investment agreement. See Item 506 of Regulation S-B.

11. If any of the shares offered by Messrs. Jones or Attkisson or Ms. Byrd are held by Jones, Byrd and Attkisson, please revise your disclosure to include Jones, Byrd and Attkisson as a selling stockholder, or advise us.

12. We note that you state that selling stockholder includes "donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder…." Please revise to clarify that this registration statement does not cover sales by donees, pledgees, transferees or other successors-in-interest of Dutchess or Jones, Byrd and Attkisson.

Plan of Distribution, page 26

13. In the third paragraph of this section, you state that Dutchess Private Equities Fund, L.P., the placement agency of Jones, Byrd, and Attkisson, "and any other broker-dealers who act in connection with the sale of shares pursuant to the Equity Line of Credit are 'underwriters'" of this offering. In addition to the above two entities, please disclose whether any other selling security holder is a broker-dealer. If so, please identify specifically that shareholder as an

underwriter. Also, for each selling security holder that is an affiliate of a broker-dealer, please disclose if true that:

- the seller purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If either of these statements is not true, please disclose that the shareholder is an underwriter. We may have additional comments upon reviewing your response.

14. We note you state that you have advised the selling stockholders that Regulation M may apply. Please revise to clarify that the selling stockholders and other persons participating in the distribution of the shares offered under this prospectus will be subject to the Exchange Act, including Regulation M.

Security Ownership of Certain Beneficial Owners and Management, page 47

15. We note your disclosure in this subsection. Additionally, of the number of shares owned by each individual in the table, please state in a footnote to that table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Instruction 1 to Item 403 of Regulation S-B.

16. Please disclose whether the issuance of shares of common stock under the equity line agreement may result in a change of control. See Item 403 of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page 93

17. Please revise to discuss the May 2006 issuance of options to acquire 75,000 shares of common stock.

Item 27. Exhibits

18. Please revise to file the exhibits to the investment agreement. For example, it appears that the put notice and put settlement sheet have not been filed.

Exhibit 5.1. Legal Opinion

19. Please have counsel confirm that it concurs with our understanding that the reference and limitation to Delaware "General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.

20. Please revise the last paragraph of the opinion because it implies that investors may not rely on the opinion.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Fiekers, Esq.
        McKee Nelson LLP
        Via Fax: (202) 775-8586